Exhibit 4.6

DESCRIPTION OF SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF

THE SECURITIES EXCHANGE ACT OF 1934

The following summary describes the common stock, par value $0.01 per share, of Eagle Bancorp, Inc. the only class of securities of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended. Capitalized terms used but not defined in this exhibit have the meanings ascribed to them in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019.

Authorized Capitalization. The Company’s authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share (the “common stock”), and 1,000,000 shares of preferred stock, par value $0.01 per share, the terms of which may be established by the board of directors without shareholder action.

Description of the Common Stock

This summary describes the material terms of our common stock and is not complete. This summary is qualified in its entirety by reference to applicable Maryland law, our articles of incorporation, as amended  (our “Articles of Incorporation”) and our bylaws, as amended (the  “Bylaws”). For a complete description of our common stock, we refer you to our Articles of Incorporation and Bylaws, which have been filed with the Securities and Exchange Commission and are incorporated by reference as exhibits to this Annual Report on Form 10-K.

Voting Rights. Holders of common stock are entitled to cast one vote for each share held of record, Shareholders do not have cumulative voting rights.  Shareholders do not have the ability to act by written consent unless the written consent is signed by each shareholder entitled to vote on the matter and a written waiver of any rights to dissent is signed by each shareholder entitled to notice but not entitled to vote at the meeting.

Preemptive Rights. Holders of common stock do not have preemptive rights or other rights to subscribe for additional shares, except as the board of directors may specifically authorize in connection with any offering.

Dividend Rights. Holders of the common stock have the right to receive such dividends as may be declared by the board of directors out of legally available funds, pro rata, subject to the rights of any class or series of stock having preference to the common stock.

Regulations of the Federal Reserve Board and Maryland law place limits on the amount of dividends the Bank may pay to the Company without prior approval. Prior regulatory approval is required to pay dividends which exceed the Bank’s net profits for the current year plus its retained net profits for the preceding two calendar years, less required transfers to surplus. Under Maryland law, dividends may only be paid out of retained earnings. State and federal bank regulatory agencies also have authority to prohibit a bank from paying dividends if such payment is deemed to be an unsafe or unsound practice, and the Federal Reserve Board has the same authority over bank holding companies.

The Federal Reserve Board has established requirements with respect to the maintenance of appropriate levels of capital by registered bank holding companies. Compliance with such standards, as presently in effect, or as they may be amended from time to time, could possibly limit the amount of dividends that the Company may pay in the future. In 1985, the Federal Reserve Board issued a policy statement on the payment of cash dividends by bank holding companies. In the statement, the Federal Reserve Board expressed its view that a holding company experiencing earnings weaknesses should not pay cash dividends exceeding its net income, or which could only be funded in ways that weaken the holding company’s financial health, such as by borrowing. As a depository institution, the deposits of which are insured by the FDIC, the Bank may not pay dividends or distribute any of its capital assets while it remains in default on any assessment due the FDIC.

Liquidation Rights.  Subject to the rights of any class or series of stock having preference to the common stock, holders of the common stock have the right to share ratably in any distribution of our assets after payment of all debts and other liabilities, upon liquidation, dissolution or winding up.

Conversion Rights.  The common stock is not convertible into, or exchangeable for, any other class of the Company’s capital stock.

Restrictions on Ownership. The Bank Holding Company Act of 1956, as amended, or BHC Act, generally would prohibit any company that is not engaged in banking activities and activities that are permissible for a bank holding company or a financial holding company from acquiring control of the Company. Control is generally defined as ownership of 25% or more of the voting stock or other exercise of a controlling influence. Under the BHC Act, any existing bank holding company would require the prior approval of the Federal Reserve Board, before acquiring 5% or more of the voting stock of the Company. In addition, the Change in Bank Control Act of 1978, as amended, or CBC Act, prohibits a person or group of persons from acquiring “control” of a bank holding company unless the Federal Reserve Board has been notified and has not objected to the transaction.

Transfer Agent. The Transfer Agent for the common stock is Computershare Shareholder Services, 250 Royall Street, Canton, Massachusetts 02021.

Preferred Stock. Our board of directors may, from time to time, by action of a majority, authorize the issuance of shares of the authorized, undesignated preferred stock, in one or more classes or series. In connection with any such issuance, the Board may by resolution determine the designation, voting rights, preferences as to dividends, in liquidation or otherwise, participation, redemption, sinking fund, conversion, dividend or other special rights or powers, and the limitations, qualifications and restrictions, of such shares of preferred stock. The rights of any class or series of preferred stock may be prior to the rights of holders of the common stock.

The existence of shares of authorized undesignated preferred stock enables us to meet possible contingencies or opportunities in which the issuance of shares of preferred stock may be advisable, such as in the case of acquisition or financing transactions. Having shares of preferred stock available for issuance gives us flexibility in that it would allow us to avoid the expense and delay of calling a meeting of shareholders at the time the contingency or opportunity arises. Any issuance of preferred stock with voting rights or which is convertible into voting shares could adversely affect the voting power of the holders of common stock.

The existence of authorized shares of preferred stock could have the effect of rendering more difficult or discouraging hostile takeover attempts or of facilitating a negotiated acquisition. Such shares, which may be convertible into shares of common stock, could be issued to shareholders or to a third party in an attempt to frustrate or render a hostile acquisition more expensive.

Listing. The common stock is traded on the Nasdaq Stock Market under the trading symbol “EGBN.”

Selected Provisions of Our Articles of Incorporation and Maryland Law

Consideration of Business Combinations. Our Articles of Incorporation provide that when the board of directors evaluates any actual or proposed business combination, it shall consider the following factors: the effect of the business combination on the corporation and its subsidiaries, and their respective shareholders, employees, customers and the communities which they serve; the timing of the proposed business combination; the risk that the proposed business combination will not be consummated; the reputation, management capability and performance history of the person proposing the business combination; the current market price of the corporation’s capital stock; the relation of the price offered to the current value of the corporation in a freely negotiated transaction and in relation to the directors’ estimate of the future value of the corporation and its subsidiaries as an independent entity or entities; tax consequences of the business combination to the corporation and its shareholders; and such other factors deemed by the directors to be relevant. In such considerations, the board of directors may consider all or some of such factors as a whole and may or may not assign relative weights to any of them. The foregoing is not intended as a definitive list of factors to be considered by the board of directors in the discharge of their fiduciary responsibility to the corporation and its shareholders, but rather to guide such consideration and to provide specific authority for the consideration by the board of directors of factors which are not purely economic in nature in light of the circumstances of the corporation and its subsidiaries at the time of such proposed business combination.

Amendment of the Articles of Incorporation. In general, our Articles of Incorporation may be amended upon the vote of two-thirds of the outstanding shares of capital stock entitled to vote, the standard vote required under Maryland law.

Restrictions on Business Combinations with Interested Shareholders. Section 3-602 of the Maryland General Corporation Law (the “MGCL”), as in effect on the date hereof, imposes conditions and restrictions on certain

“business combinations” (including, among other transactions, a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance of equity securities) between a Maryland corporation and any person who beneficially owns at least 10% of the corporation’s stock (an “interested shareholder”). Unless approved in advance by the board of directors, or otherwise exempted by the statute, such a business combination is prohibited for a period of five years after the most recent date on which the interested shareholder became an interested shareholder. After such five-year period, a business combination with an interested shareholder must be: (a) recommended by the corporation’s board of directors, and (b) approved by the affirmative vote of at least (i) 80% of the corporation’s outstanding shares entitled to vote and (ii) two-thirds of the outstanding shares entitled to vote which are not held by the interested shareholder with whom the business combination is to be effected, unless, among other things, the corporation’s common shareholders receive a “fair price” (as defined by the statute) for their shares and the consideration is received in cash or in the same form as previously paid by the interested shareholder for his or her shares. Our Articles of Incorporation and bylaws do not include any provisions imposing any special approval requirements for a transaction with a major shareholder, and they do not opt out from the operation of Section 3-602.

Control Share Acquisition Statute. Under the MGCL’s control share acquisition law, as in effect on the date hereof, voting rights of shares of stock of a Maryland corporation acquired by an acquiring person at ownership levels of 10%, 33-1/3% and 50% of the outstanding shares are denied unless conferred by a special shareholder vote of two-thirds of the outstanding shares held by persons other than the acquiring person and officers and directors of the corporation or, among other exceptions, such acquisition of shares is made pursuant to a merger agreement with the corporation or the corporation’s charter or bylaws permit the acquisition of such shares prior to the acquiring person’s acquisition thereof. Unless a corporation’s charter or bylaws provide otherwise, the statute permits such corporation to redeem the acquired shares at “fair value” if the voting rights are not approved or if the acquiring person does not deliver a “control share acquisition statement” to the corporation on or before the tenth day after the control share acquisition. The acquiring person may call a shareholder’s meeting to consider authorizing voting rights for control shares subject to meeting disclosure obligations and payment of costs set out in the statute. If voting rights are approved for more than 50% of the outstanding stock, objecting shareholders may have their shares appraised and repurchased by the corporation for cash. Our Articles of Incorporation and Bylaws do not include any provisions restricting the voting ability of major shareholders, and do not opt out from the operation of the control share acquisition law.